United States securities and exchange commission logo





                              October 19, 2023

       Zhizhuang Miao
       Chief Executive Officer
       Global Lights Acquisition Corp
       Room 902, Unit 1, 8th Floor, Building 5
       No. 201, Tangli Road
       Chaoyang District, Beijing 100123
       The People   s Republic of China

                                                        Re: Global Lights
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2023
                                                            File No. 333-274645

       Dear Zhizhuang Miao:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed September 22, 2023

       Cover Page

   1. We note that you have identified Valuable Capital Securities as a lead or managing underwriter in the
offering. However, Valuable Capital Securities is not identified in the underwriting table on
page 165. Please revise or advise as appropriate. Refer to Item
                                                        501(b)(8)(i) of
Regulation S-K. If Valuable Capital Securities will not serve as a lead or managing underwriter in
the offering, please clarify and explain their role on page 165.
       Management
       Directors, Director Nominees and Officers, page 127

   2. We note that Chengzhong Li will serve as your independent director immediately upon the effectiveness of
your registration statement on Form S-1. Please revise, here and
 Zhizhuang Miao
Global Lights Acquisition Corp
October 19, 2023
Page 2
       elsewhere, to ensure that you provide all of the disclosure required by
Item 401 of
       Regulation S-K. For example, please ensure that the disclosure regarding Chengzhong Li's experience covers the entire prior five years.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameZhizhuang Miao
                                                           Division of
Corporation Finance
Comapany NameGlobal Lights Acquisition Corp
                                                           Office of Real
Estate & Construction
October 19, 2023 Page 2
cc:       Dan Ouyang, Esq.
FirstName LastName